UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(including attached preferred share purchase rights)

(Title of Class of Securities)

111444105

(CUSIP Number)

May 22, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 111444105

1.       Names of Reporting Persons.     Cathay General Bancorp

I.R.S. Identification Nos. of above persons (entities only).     95-4274680

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .......................................................................................

(b) .......................................................................................

3.       SEC Use Only .............................................................................................

4.       Citizenship or Place of Organization     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 215,000

6.       Shared Voting Power ..................................................................

7.       Sole Dispositive Power     215,000

8. Shared Dispositive Power ...........................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person     215,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9)     13.1%

12.     Type of Reporting Person (See Instructions)     CO

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Item 1.

(a)     Name of Issuer

          Broadway Financial Corporation

(b)     Address of Issuer's Principal Executive Offices

         4800 Wilshire Boulevard, Los Angeles, California 90010

Item 2.

(a)      Name of Person Filing:

          Cathay General Bancorp

(b)      Address of Principal Business Office or, if none, Residence:

          777 North Broadway, Los Angeles, California 90012

(d)      Title of Class of Securities

          Common Stock, par value $0.01 per share (including attached preferred share purchase rights)

(e)      CUSIP Number     111444105

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)      Amount beneficially owned:     215,000

(b)      Percent of class:     13.1%

(c)      Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote     215,000

(ii)   Shared power to vote or to direct the vote

(iii)   Sole power to dispose or to direct the disposition of     215,000

(iv)   Shared power to dispose or to direct the disposition of

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Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2006

CATHAY GENERAL BANCORP
By: /s/ Heng W. Chen Name: Heng W. Chen Title: Executive Vice President and Chief Financial Officer

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)